

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2024

Zi Xia
Chief Financial Officer
Caravelle International Group
60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

**Re:  Caravelle International Group**
**Form 20-F for the Fiscal Year ended October 31, 2023**
**Filed September 9, 2024**
**File No. 001-41573**

Dear Zi Xia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Tracy Xia